Exhibit 4.29

Ioli Owning Company Limited

c/o Dryships Inc.

80 Kifissias Avenue

Marousi

Athens – 15125

Greece

USD 35 million Secured Loan Agreement dated 2 October 2007 as amended from time to time (the “Loan Agreement”) – MV Byron (the “Vessel”) – Security Value Clause

6 September 2011

Dear Sirs

We refer to clause 10.4 of the Loan Agreement and the related recent correspondence.

With the market value of the Vessel being USD 23 million and an outstanding loan amount of USD 22 million on the covenant testing day as per schedule attached we agree on your payment of the shortfall amounting to USD 4.5 million to be applied to next instalments for avoidance of a covenant breach.

As one repayment instalment of USD 500,000 has meanwhile been due and made, kindly remit the remaining amount of USD 4 million. These funds will be fully applied to the next scheduled instalments starting from 11 October 2011.

If you are agreeable to the terms above would you please countersign this letter and send it back.

Kind regards
Deutsche Schiffsbank AG

/s/ Illegible

Acknowledged and agreed

/s/ EUGENIA PAPAPONTIKOU
EUGENIA PAPAPONTIKOU Attorney in fact
(Ioli Owning Company Limited)

Acknowledged and agreed

/s/ EUGENIA PAPAPONTIKOU
EUGENIA PAPAPONTIKOU
Attorney in fact
(Dryships Inc. as Guarantor)